Exhibit 99.1

JG GULF COAST TOWN CENTER, LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Balance Sheets as of December 31, 2009 and 2008	2

Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007	3

Statements of Members’ Deficit for the Years Ended December 31, 2009, 2008 and 2007	4

Statements of Cash Flows for the Years Ended December 31, 2009, 2008 (Restated) and 2007 (Restated)	5

Notes to Financial Statements as of December 31, 2009 and 2008, and for the Years Ended December 31, 2009, 2008 and 2007	6–11

INDEPENDENT AUDITORS’ REPORT

To the Members of
JG Gulf Coast Town Center, LLC:

We have audited the accompanying balance sheets of JG Gulf Coast Town Center, LLC (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, members’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the accompanying statements of cash flows for the years ended December 31, 2008 and 2007 have been restated.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 31, 2010

JG GULF COAST TOWN CENTER, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

REAL ESTATE ASSETS:
Land	$ 16,697,279	$ 16,697,279
Buildings, improvements, and equipment	181,420,595	180,480,535
Less accumulated depreciation	(21,414,570)	(14,118,135)

Real estate assets — net	176,703,304	183,059,679

CASH	819,615	903,339

TENANT RECEIVABLES — Net of allowance for doubtful
accounts of $55,997 in 2009 and $22,481 in 2008	1,622,429	1,454,374

MORTGAGE ESCROWS	7,098,556	-

DEFERRED LEASING COSTS — Net	2,175,225	2,398,419

DEFERRED FINANCING COSTS — Net	1,505,442	1,825,225

OTHER ASSETS	624,912	617,027

TOTAL	$190,549,483	$190,258,063

LIABILITIES AND MEMBERS’ DEFICIT

MORTGAGE AND OTHER NOTES PAYABLE	$ 202,360,980	$ 201,779,070

ACCRUED INTEREST PAYABLE	907,838	916,079

ACCOUNTS PAYABLE AND OTHER
ACCRUED LIABILITIES	1,324,024	1,147,790

MEMBERS’ DEFICIT	(14,043,359)	(13,584,876)

TOTAL	$ 190,549,483	$ 190,258,063

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007

REVENUES:
Minimum rents	$ 12,793,328	$ 12,499,664	$ 8,542,514
Percentage rents	899,349	908,164	1,269,287
Other rental income	176,939	183,282	117,107
Tenant reimbursements	7,351,342	6,594,314	5,103,024
Other income	3,828	5,365	1,000,056

Total revenues	21,224,786	20,190,789	16,031,988

EXPENSES:
Property operating	5,098,203	5,333,072	4,210,822
Depreciation and amortization	7,724,862	7,758,035	5,545,747
Real estate taxes	1,773,651	1,919,983	989,291
Management fees	443,715	412,419	349,973
Maintenance and repairs	1,144,387	1,263,924	992,155

Total expenses	16,184,818	16,687,433	12,087,988

INCOME FROM OPERATIONS	5,039,968	3,503,356	3,944,000

LOSS ON SALE OF REAL ESTATE ASSETS	-	(1,962)	-

INTEREST INCOME	5,851	70,058	324,864

INTEREST EXPENSE	(11,242,433)	(11,072,258)	(8,393,020)

NET LOSS	$ (6,196,614)	$ (7,500,806)	$ (4,124,156)

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF MEMBERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

BALANCE — December 31, 2006	$ 20,002,747

Contributions by members	177,395,224

Distributions to members	(204,051,232)

Net loss	(4,124,156)

BALANCE — December 31, 2007	(10,777,417)

Contributions by members	11,953,769

Distributions to members	(7,260,422)

Net loss	(7,500,806)

BALANCE — December 31, 2008	(13,584,876)

Contributions by members	6,352,306

Distributions to members	(614,175)

Net loss	(6,196,614)

BALANCE — December 31, 2009	$(14,043,359)

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007
		(As Restated)	(As Restated)

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net loss	$ (6,196,614)	$ (7,500,806)	$ (4,124,156)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	8,055,043	8,091,560	5,535,919
Changes in operating assets and liabilities:
Tenant receivables	(168,055)	(317,220)	(618,854)
Other assets	(16,255)	(82,114)	(385,204)
Accrued interest payable, accounts payable,
and other accrued liabilities	516,247	(181,006)	1,083,567

Net cash provided by operating activities	2,190,366	10,414	1,491,272

CASH FLOWS FROM INVESTING
ACTIVITIES:
Additions to mortgage escrow	(7,098,556)	-	-
Additions to real estate assets	(1,437,714)	(18,927,676)	(32,823,866)
Additions to other assets	(2,028)	(49,393)	(45,259)
Additions to deferred leasing costs	(55,833)	(650,366)	(1,846,290)

Net cash used in investing activities	(8,594,131)	(19,627,435)	(34,715,415)

CASH FLOWS FROM FINANCING
ACTIVITIES:
Repayment of construction loan borrowings	-	-	(124,058,265)
Proceeds from mortgage and other
notes payable	581,910	10,979,070	190,800,000
Additions to deferred financing costs	-	(248,133)	(1,845,114)
Contributions by members	6,352,306	11,953,769	177,395,224
Distributions to members	(614,175)	(7,260,422)	(204,051,232)

Net cash provided by financing activities	6,320,041	15,424,284	38,240,613

NET CHANGE IN CASH	(83,724)	(4,192,737)	5,016,470

CASH — Beginning of year	903,339	5,096,076	79,605

CASH — End of year	$ 819,615	$ 903,339	$ 5,096,075

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION —
Cash paid for interest — net of capitalized
interest of $0, $81,326 and $1,649,834 in
2009, 2008 and 2007, respectively	$ 10,930,891	$ 10,763,096	$ 8,190,357

Additions to real estate assets accrued but not yet paid	$ -	$ 348,254	$ 1,709,951

See notes to financial statements.

JG GULF COAST TOWN CENTER, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE
YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — JG Gulf Coast Town Center, LLC (the “Company”) was formed in July 2003 for the purpose of developing, owning, and operating Gulf Coast Town Center, a regional open-air shopping center in Ft. Myers, FL. On April 27, 2005, JG Gulf Coast Member LLC and CBL/Gulf Coast, LLC a 100% owned subsidiary of CBL & Associates Limited Partnership (“CBL”) formed a 50/50 joint venture when CBL/Gulf Coast, LLC was admitted to the Company as a 50% member. CBL/Gulf Coast, LLC contributed $40,334,978 in exchange for its 50% member interest. The Company then distributed that amount to JG Gulf Coast Member LLC as reimbursement of the aggregate acquisition and development costs incurred with respect to the project, which were previously paid by JG Gulf Coast Member LLC.

Under the terms of the joint venture agreement (the “Agreement”), CBL/Gulf Coast, LLC must provide any additional equity necessary to fund the development of the property, as well as fund up to an aggregate of $30,000,000 of operating deficits of the Company. Cash flows of the Company are distributed to the members in accordance with the priority of each member’s capital account and, upon equalization between the members, cash flow will be shared equally.

As of December 31, 2009 and 2008, members’ deficit of the Company was as follows:

	2009	2008

CBL/Gulf Coast, LLC	$ (1,601,531)	$ (4,241,355)
JG Gulf Coast Member, LLC	(12,441,828)	(9,343,521)

Total	$ (14,043,359)	$ (13,584,876)

The members’ equity accounts included in the accompanying balance sheets were determined based upon the initial contributions of each respective member being recorded at the carrying value of the contributed assets upon the formation of the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, the distribution of cash flows to the members is determined based upon the priority of each member’s capital account as set forth in the Agreement. There have been certain distributions to CBL/Gulf Coast, LLC, which for GAAP purposes were recorded at carryover basis and at fair value for purposes of determining the capital accounts in accordance with the Agreement. Accordingly, the capital accounts as determined in accordance with the Agreement differ from the capital accounts recorded in accompanying balance sheets.  As of December 31, 2009 and 2008, members’ capital accounts as determined in accordance with the Agreement were as summarized in the table below. Capitalized terms not defined herein have the meaning set forth in the Agreement.

	2009	2008

CBL member’s accrued and unpaid interest return on mandatory contributions	$ 346,089	$ 223,721
CBL member’s unreturned mandatory contributions	7,868,754	1,784,534

The members can earn an 11% preferred return on any unreturned mandatory contributions.

In connection with obtaining the mortgage note payable discussed in Note 2, CBL guaranteed that the Company would complete construction and tenant improvement work related to certain leases. The total exposure under this guarantee was $503,358 as of December 31, 2009 and 2008, respectively. CBL’s obligation is reduced as construction and tenant improvement work is completed. In connection with obtaining the construction loan (as discussed in Note 2), CBL has guaranteed 100% of the outstanding balance of the loan. The guarantee will expire upon the repayment of the debt. If CBL is required to perform under any of these guarantees, then CBL has the right to obtain indemnity of its costs from the Company as well as to assume the rights of the lender, as applicable.

Basis of Presentation — The accompanying financial statements are prepared on the accrual basis of accounting in accordance with GAAP.

Restatement — Subsequent to the issuance of the 2008 financial statements, the Company's management determined that $1,361,697 and $6,438,048 of cash paid during the years ended December 31, 2008 and 2007, respectively, for additions to real estate assets were presented as operating activities and that such additions should have been presented as investing activities. Additionally, the Company previously excluded the noncash disclosures related to additions to real estate assets accrued but not yet paid as of December 31, 2008 and 2007. As a result, the statements of cash flows for the years ended December 31, 2008 and 2007 have been restated from amounts previously reported as follows:

	2008		2007
	As Previously Reported	As Restated	As Previously Reported	As Restated
Cash Flows From Operating Activities:
Accrued interest payable, accounts payable and other accrued liabilities	$ 1,542,703)	$ (181,006)	$ (5,354,481)	$ 1,083,567
Net cash provided by (used in) operating activities	(1,351,283)	10,414	(4,946,776)	1,491,272

Cash Flows From Investing Activities:
Additions to real estate assets	(17,565,979)	(18,927,676)	(26,385,818)	(32,823,866)
Net cash used in investing activities	(18,265,738)	(19,627,435)	(28,277,367)	(34,715,415)

Supplemental Noncash Information:
Additions to real estate assets accrued but not yet paid	-	348,254	-	1,709,951

In addition, contributions by and distributions to members for 2008 and 2007 previously presented on a net basis in the statements of members' deficit and the statements of cash flows have been corrected and are presented on a gross basis to conform to the current year presentation and ASC 230, Statement of Cash Flows.

Revenue Recognition — Fixed minimum rents from operating leases are recognized on a straight-line basis over the initial terms of the related leases. Certain tenants are required to pay percentage rent if their sales volumes exceed thresholds specified in their lease agreements. Percentage rent is recognized as revenue when the thresholds are achieved and the amounts become determinable.

The Company receives reimbursements from tenants for real estate taxes, insurance, common area maintenance, and other recoverable operating expenses as provided in the lease agreements. Tenant reimbursements are recognized as revenue in the period the related operating expenses are incurred. Tenant reimbursements related to certain capital expenditures are billed to tenants over periods of 5 to 15 years and are recognized as revenue when earned.

Real Estate Assets — Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments are capitalized. Depreciation is provided using the straight-line method over the estimated useful life of buildings and improvements (20 to 40 years) and equipment (5 to 10 years). Tenant improvements are capitalized and depreciated on a straight-line basis over the life of the related lease. Depreciation expense was $7,445,835, $7,511,781 and $5,417,706 for the years ended December 31, 2009, 2008 and 2007, respectively.

Carrying Value of Long-Lived Assets — The Company evaluates the carrying value of long-lived assets to be held and used when events or changes in circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when its estimated future undiscounted cash flows are less than its carrying value. If it is determined that an impairment has occurred, the excess of the asset’s carrying value over its estimated fair value will be charged to operations. There were no impairment charges in 2009, 2008 or 2007.

Deferred Leasing Costs — Deferred leasing costs include direct costs incurred to originate a lease and are amortized using the straight-line method over the terms of the related leases. Amortization expense was $279,027, $246,254 and $128,042 for the years ended December 31, 2009, 2008 and 2007, respectively. Accumulated amortization was $592,403 and $360,607 as of December 31, 2009 and 2008, respectively.

Deferred Financing Costs — Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized using the straight-line method to interest expense over the term of the mortgage note payable. Amortization expense was $319,783, $283,642 and $153,188 for the years ended December 31, 2009, 2008 and 2007, respectively. Accumulated amortization was $695,628 and $375,845 as of December 31, 2009 and 2008, respectively.

Income Taxes — No provision has been made for federal and state income taxes since these taxes are the responsibility of the members.

Other Income — Other income includes gifts and commissions and other miscellaneous customer and tenant receipts.  In 2007, the Company received $1,000,000 from adjacent property owners under an easement agreement.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements — The Company has categorized its financial assets and financial liabilities that are recorded at fair value into a hierarchy based on whether the inputs to valuation techniques are observable or unobservable. The fair value hierarchy contains three levels of inputs that may be used to measure fair value as follows:

Level 1 — Inputs represent quoted prices in active markets for identical assets and liabilities as of the measurement date.

Level 2 — Inputs, other than those included in Level 1, represent observable measurements for similar instruments in active markets, or identical or similar instruments in markets that are not active, and observable measurements or market data for instruments with substantially the full term of the asset or liability.

Level 3 — Inputs represent unobservable measurements, supported by little, if any, market activity, and require considerable assumptions that are significant to the fair value of the asset or liability. Market valuations must often be determined using discounted cash flow methodologies, pricing models, or similar techniques based on the Company’s assumptions and best judgment.

As of December 31, 2009, no assets or liabilities were measured at fair value on a recurring or nonrecurring basis. The carrying values of cash and cash equivalents, tenant receivables, accounts payable, and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments.

2.	MORTGAGE AND OTHER NOTES PAYABLE

On June 21, 2007, the Company obtained a non-recourse, commercial mortgage-backed securities loan from KeyBank National Association (“Keybank”), acting in the capacity of the servicer of the loan (the “Servicer”) in the amount of $190,800,000, the proceeds of which were used to repay the existing construction loans with availability of $52,000,000 and $119,680,000. This loan matures July 2017 and bears interest at 5.601%. The monthly payments of $890,559 are interest only with a balloon payment of $190,800,000, plus unpaid interest due on the maturity date. The mortgage note payable is collateralized by the shopping center properties and assignment of all leases.

The note payable contains, among other covenants, restrictions on incurrence of indebtedness and transfers and sales of assets. The note payable also requires that a minimum debt service coverage ratio be maintained for the purpose of establishing a cash management account with the Servicer.  As of December 31, 2009 and 2008, the Company did not meet the minimum required debt service coverage ratio. Therefore, as required under the terms of the note payable, the Company funded $2,508,053 for certain escrow reserves during 2009. Additionally, the Company began operating under a cash management agreement with the Servicer, until such time that the Company meets the required minimum debt service coverage ratio. The Servicer maintains control over the Company’s cash account and on a monthly basis releases cash to the Company after the monthly debt service and escrow funding are collected.  The Company’s net operating cash flows were sufficient to meet its debt service requirements for the years ended December 31, 2009, 2008 and 2007.

In connection with the origination of the note payable, the Company was required to obtain an additional collateral letter of credit for the benefit of the Servicer. The letter of credit was required to provide the Servicer with additional collateral if the rental income to be received by the Company under a certain tenant lease was less than an amount specified in the note payable. The amount of the letter of credit is reduced as the tenant’s sales exceed certain thresholds. The amount specified in the note payable was $4,590,503 as of December 31, 2009 and 2008. During 2009, the letter of credit expired and the Company deposited cash in escrow with the Servicer in the amount of $4,590,503 as a replacement of the letter of credit.

In May 2008, the Company obtained a recourse construction loan with total availability of $11,775,000 for Gulf Coast Town Center Phase III (“Phase III”) with KeyBank at a rate of 150 basis points over the one month London InterBank Offered Rate. The loan matures in April 2010 and has two one-year extensions available, at the Company’s election. The outstanding balance was $11,560,980 and $10,979,070 as of December 31, 2009 and 2008, respectively. The construction loan is collateralized by Phase III and assignment of all leases.

The fair value of mortgage and other notes payable was $171,705,922 and $168,167,990 at December 31, 2009 and 2008, respectively. The fair value was calculated by discounting future cash flows for the notes payable using an estimated market rate of 8.5% and 8.5% at December 31, 2009 and 2008, respectively.

3.	RENTAL INCOME UNDER OPERATING LEASES

The Company receives rental income by leasing space under operating leases. Future minimum rents scheduled to be received under noncancelable tenant leases at December 31, 2009, are as follows:

Years Ending
December 31

2010	$ 12,519,776
2011	13,139,654
2012	12,770,525
2013	12,426,506
2014	12,435,234
Thereafter	51,267,922

Total	$ 114,559,617

4.	RELATED-PARTY TRANSACTIONS

The Company is party to a management agreement with CBL & Associates Management, Inc. (“CBL Management”), which is controlled by affiliates of CBL/Gulf Coast, LLC, to manage the properties. The agreement provides for the Company to pay CBL Management a management fee based on revenues collected. Total management fee expenses for the years ended December 31, 2009, 2008 and 2007, were $425,932, $392,480 and $335,629, respectively.

The management agreement provides for the Company to pay monthly leasing fees to CBL Management based on rent collected from temporary tenants and sponsorship branding fees, as well as replacement tenant leasing commissions. The total leasing and sponsorship branding fees for the years ended December 31, 2009, 2008 and 2007, were $17,783, $19,939 and $14,344, respectively.

The management agreement provides for the Company to pay CBL Management a fee for sales or ground leases of outparcels or pads. The total outparcel/pad fees for the years ended December 31, 2009, 2008 and 2007, were $0, $90,142 and $622,601, respectively.

Amounts payable to CBL Management as of December 31, 2009 and 2008, were $65,441 and $39,817, respectively.

The entity that provides security, maintenance, cleaning, and background music services for the Company is a subsidiary of CBL. The Company recognized expenses of $710,310, $1,015,470 and $886,331 for services provided by the subsidiary for the years ended December 31, 2009, 2008 and 2007, respectively. The Company owed janitorial fees to the subsidiary of $14,223 and $0 as of December 31, 2009 and 2008, respectively.

A wholly owned subsidiary of CBL Management leases equipment, including computers, to the Company. The Company recognized $31,291, $21,324 and $15,501 of expenses for services provided by the subsidiary for the years ended December 31, 2009, 2008 and 2007, respectively. The Company had no amounts due to the subsidiary as of December 31, 2009 and 2008.

Certain officers of CBL have a significant noncontrolling interest in, and CBL’s Chairman of the Board is a director of, a construction company that provides construction and development services to the Company. Charges for services provided by the construction company for the years ended December 31, 2009, 2008 and 2007, were $38,782, $11,318,327 and $15,651,765, respectively. At December 31, 2009 and 2008, accounts payable and other accrued liabilities included $0 and $23,255, respectively, for amounts owed to the construction company.

5.	SUBSEQUENT EVENTS

In March 2010, the Company completed the origination of a letter of credit from Wells Fargo Bank, N.A. for the benefit of the Servicer in the amount of $4,590,503. Upon the origination of this letter of credit, the Servicer released the escrow deposit as discussed in Note 2 to the Company in the amount of $4,590,503.

In January 2010, the Company elected to exercise the first one-year extension option available on its construction loan for Phase III.  The extended loan matures in April 2011.

The Company evaluated subsequent events through March 31, 2010, which represents the date the financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date, but prior to the issuance of this report other than the event described above that would require adjustment, or disclosure in, the financial statements.